

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

January 5, 2007

Via Facsimile (212) 728-8111
Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-609
(212) 728-8000

> RE: ElkCorp
> Schedule TO-T filed December 20, 2006 by Building Materials Corporation of America
> File No. 005-02742

Dear Mr. Seidman:

We have the following comments on the above-referenced filing:

Schedule TO-T
The Offer to Purchase, i

1. Please amend your disclosure, in describing the Section 203, the Rights and Article Thirteenth Conditions, at the front of the document to briefly state the actions that the board would need to take to satisfy such conditions, as described starting on page 9, and that these conditions, like all others, must be satisfied or waived prior to expiration of the offer, as stated on page 13.

Summary, page 1

2. Please delete the statement that your summary "is qualified in its entirety" by the more detailed information included in the offer document. The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

What are the "Rights and why are they important? Page 2

3. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, revise the disclosure throughout your offer document to include a standard of reasonableness in lieu of purchaser's "sole discretion" or "sole judgment."

4. Please summarize, in bullet point two how the rights will be redeemed or otherwise made inapplicable to you and the timing, prior to expiration, in which this must occur to satisfy your offer condition.

What are the conditions to the Offer? Page3

5. We refer to the first subpart of your first bullet point. Please clarify the number and percentage of shares that you currently hold and those that you require to be tendered to you in this offer to satisfy this offer condition. We note your disclosure on page 8.

Determination of Validity, page 20

6. We note your statements that your "interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties." Further, you make this assertion in several other places in your offer document, including but not limited to the penultimate paragraph of the conditions to the offer section. Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms and conditions of the offer may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest matters, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your offer document.

Certain Information Concerning the Company, page 24

7. Please note that the only public reference facility maintained by the Commission is located in Washington, D.C.

Certain Conditions to the Offer, page 41

8. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please revise the disclosure in the last bullet of condition (1) to define the material diminution in benefits expected to be derived by you or any of your affiliates, to make this condition capable of objective verification, in

accordance with our position.

9. In the third to last and penultimate paragraphs in this section, the phrase "regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser) giving rise to any such conditions" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise to delete the parenthetical in accordance with our position described in the preceding comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

/s/ Celeste M. Murphy

Celeste M. Murphy

Special Counsel
Office of Mergers & Acquisitions